Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

The following is an English translation of an interview given by Brian Deck, Chief Executive Officer of John Bean Technologies Corporation, and Árni Sigurðsson, Chief Executive Officer of Marel hf, placed in an Icelandic newspaper on December 5, 2024:

The best join forces

“Our interest in Marel goes back many years. We have met regularly in the market and equipment from both companies can often be found in customers’ factories. We have also always had very good communication. JBT’s and Marel’s product offerings complement each other, and the merged company will be able to provide excellent service to its customers. I have always believed that if there was an opportunity to do something meaningful, these two companies would be very compatible. In such a merger, the best in the market would join forces in order to improve customer service and promote the interests of employees, shareholders and other stakeholders,” says Brian Deck, CEO of JBT in an interview with ViðskiptaMogginn when asked about the lead-up to JBT submitting a voluntary takeover offer in Marel in June this year.

The voluntary takeover offer expires on December 20th and is subject to the approval of JBT’s shareholders, regulators and 90% of Marel’s shareholders.

Last week, JBT reported that approvals from all relevant regulatory authorities for the merger have been received. Earlier this summer, a 99% approval of JBT’s shareholders’ meeting was obtained. All that remains is the approval of Marel’s shareholders.

Marel’s shareholders will own around 38% of the merged company’s capital after the transaction.

Important to gain insight

Árni Sigurðsson, CEO of Marel, said in an interview with ViðskiptaMogginn that it is important for all parties involved to get an insight into the position of Marels’ shareholders as soon as possible before the deadline expires. This will ensure that the execution of the offer goes smoothly, or at least gives JBT the possibility to request the Financial Supervisory Authority’s authorisation to extend the voluntary takeover offer if 90% of the shareholders have not given their approval by the required deadline. “If the timeline for the purchase to go through on January 3, 2025 is to be met as proposed, then it is not wise to wait until the last minute,” explains Árni.

According to Brian, JBT is very dedicated to preserving Marel’s heritage and its operations in Iceland. The merged company will be called JBT Marel Corporation, and will operate European headquarters and a technology development centre in Garðabær.

When asked, Brian says that the merged company will be listed on the stock market in both the United States and Iceland. “The board and the shareholders have emphasised continued listing Iceland. Marel’s shareholders are a strong and loyal group that has stood firmly behind the company for decades. It is therefore important to remain listed in Iceland.”

Still in the shareholder group

Árni points out that some shareholders who participated in the initial public offering of shares in Marel 30 years ago still remain in the shareholder group. They have loyally supported the company all these years and helped it expand through external growth. “It is important for us to have good and reliable owners, hereafter as before.”

When asked about the process since the voluntary takeover offer was submitted, and whether it has gone well and met expectations, Brian says he always expected it to take all year 2024. “It’s a complex transaction – two large, listed international companies that required various audits and approvals by supervisors in many countries and regions. But now that has all been completed. In general, everything has gone according to plan, but as sometimes happens with projects of this kind, there have been occasional bumps in the road that have always been successfully resolved. Gradually, the companies got to know each other better and the offer was amended during the period to better accommodate Marel’s shareholders.”

Not on the same scale as now

When asked about JBT’s experience with mergers and acquisitions, Brian says that JBT, just like Marel, has bought a large number of companies over the years. “We are very used to adapting to different corporate cultures, but not on the same scale as with Marel now,” says Brian. Marel employs around 7,100 people in over 30 countries, including around 700 in Iceland.

JBT employs 5,100 people in sales, service and production in more than 25 countries.

Brian says that both companies went to great lengths to ensure that their company cultures would not clash. “We’re alike in more ways than not,” says Brian. “This is best reflected in the way we think about the customers and in the passion we have for the industry. We are very proud of our company and that comes through in our mission, which is to help feed the world with excellent service and technology solutions. That is the passion of both companies. It’s a good sign when you can start off with a common purpose and vision.

Árni says that it became clear early on what the culture would be in the merged company. “We put together a team from both companies to work on this.” We managed to define how both JBT and Marel look at the company culture, now and in the future. This will be very helpful going forward. We can clearly see what we have in common and what is different, which is a very important factor in the merger being successful.”

Fits into strengths

One of the things that came out of this work was the definition of Marel as being very creative and forward-looking in innovation and product development, which fits well with JBT’s strengths in terms of excellent operations and efficiency. “There, we get the best of both worlds. We can do something really special for the worldwide market,” says Brian.

He says that both the way JBT and Marel conduct their business and the knowledge that has been built up within the companies is an indication that they are a good fit. As an example, Árni mentions that one of Iceland’s largest fisheries companies uses freezers from JBT and processing lines from Marel. This is undoubtedly an example of what is to come. “For example, in a processing plant that makes chicken nuggets for one of the world’s largest fast food chains, we can provide a forming machine and an oven from Marel, and a deep frying solution and freezer from JBT. So one can only imagine what opportunities lie in further development and investment in software and digital solutions, for example, in the tracking of raw materials through the entire value chain.”

Brian says that sustainability is, and will be, an important part of the operations. The merged company will help customers to reduce food waste, waste and packaging, as well as to save energy and water.

30-35% in protein

Regarding how compatible the companies are based on commercial criteria, Brian says that about 30-35% of JBT’s income is in the protein part of the market, but otherwise the operations are quite mixed and well distributed according to the end markets. The company is also quite big in the beverage and fruit segment of the market. “It allows us to follow the consumer wherever the consumer goes.” It is a great advantage to have such a diverse range of products and end markets. It reduces the impact of economic fluctuations in different markets and regions.”

Árni points out that Marel, on the other hand, is higher in the value chain. It is located in the early stages of food processing and has focused on four key markets, i.e. the poultry industry, the meat industry, fisheries, and the pet food and plant protein market. “We have therefore been more affected by the economic cycle in recent years, high inflation and interest rates.

This has affected larger investments in the food industry. But we are seeing clear signs that the market environment is turning around and the outlook is improving.”

Brian says that around the world, ready-to-eat food is on the rise, along with innovations that include ready-to-eat meals, packaging and flavours. All this requires increased technology and investments, and the merged company intends to follow that trend. Marel’s strengths will be put to good use in that regard. “This is happening all over the world, although the development is not as fast and not as far along in South America, Asia and the Middle East.”

According to Brian, in addition to this, the merged company will also offer technology solutions that will enable the company’s existing customers to increase productivity in their current operations and production. Thus, support is provided for automation and sustainability in the operations, as well as promoting stability and improved operating period through various types of service solutions and spare parts sales.

Continuing to grow

When asked, Árni and Brian say that the merged company will continue to grow with internal and external growth in the future, as the intention is to deepen and broaden the product range even further.

Taking into account a reduction due to excess demand, shareholders may choose to be paid in cash, in shares in JBT, or both. The choice of the composition of the remuneration is limited by the fact that the weighted average of JBT’s full remuneration for all Marel shares will be 65% in the form of delivered shares in JBT and around 35% in the form of cash. In cash, the price is EUR 3.6 per share or ISK 526. The exchange rate for Marel’s and JBT’s shares is based on JBT’s share price of USD 96.25, which is considerably lower than JBT’s current share price of USD 124-125. Marel’s shareholders will benefit from this if they accept the offer.

When asked what combination JBT would prefer shareholders to choose, Brian says it would be best for shareholders to take 65% of the sale price as shares in JBT and 35% in cash. “The reason for this split was that we wanted to have as many people as possible with us on the continued journey with the merged company, that Marel’s shareholders would own 38% of the merged company, JBT Marel, at the end of the day. We want everyone to view the transaction as a continuous opportunity and see the benefit of working together for the future.”

Regarding the cash ratio in the offer, Brian says that JBT wanted to ensure that the company would not be over-leveraged after the acquisition. “We have a good sense of JBT’s projected leverage after the transaction, but in general, JBT is very conservative when it comes to leverage. We want to be flexible and you never know what the future holds. We place a lot of emphasis on having a solid and healthy balance sheet.”

Many will accept

When asked, Brian says he expects many shareholders to accept the offer in the coming days. “The conversation with shareholders has been very positive. We should see more votes this week and the week after since the supervisors have given their blessing to the merger. We will continue to have a dynamic conversation with the shareholders, and I’d like to mention our open Day at Marel in Austurhraun, Garðabær on Wednesday, December 11th. Árni and I will be there and will host a fireside chat about the great opportunities that the merger entails,” Brian concludes.

IMPORTANT NOTICES

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to John Bean Technologies Corporation (“JBT”) in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”), our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that Marel and/or JBT may not be able to satisfy the conditions to the offer in a timely manner or at all; the risk that the offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our Proxy Statement/Prospectus forming part of the Registration Statement; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the SEC and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.